Exhibit 21.1

Significant Subsidiaries of Dynegy Inc.

As of December 31, 2006

SUBSIDIARY		STATE OR COUNTRY OF INCORPORATION
1.	Dynegy Holdings Inc.	Delaware
2.	Illinova Corporation	Illinois
3.	Dynegy Northeast Generation, Inc.	Delaware
4.	Dynegy Midwest Generation, Inc.	Illinois
5.	Dynegy Catlin Member	Delaware